EXHIBIT 99.21

CONSENT OF EXPERT
Wood Canada Limited (“Wood”) hereby consents to the inclusion in the Annual Report on Form 40-F and the documents incorporated by reference therein ("Annual Report") of i-80 Gold Corp. (the "Company") for the year ended December 31, 2023 of references to, and the information derived from sections 1.1 to 1.12, 1.14 to 1.21, 2 to 12, and 14 to 27 of the report titled "NI 43-101 Report on 2021 Ruby Hill Mineral Resource Estimate, Eureka County, Nevada, USA" with an effective date of July 31, 2021, and to the references to Wood’s name included in the Annual Report.
On behalf of Wood Canada Limited,
/s/ William Bagnell
Name: William Bagnell
Title: Technical Director, Underground Mining
Wood Canada Limited

March 12, 2024